Exhibit 99.1

EARNINGS RELEASE
STATS ChipPAC Reports Third Quarter Results
• Expects record annual revenue and profitability for 2006
• Expects to return to quarter-over-quarter revenue growth in the fourth quarter
United States — 10/25/2006, Singapore — 10/26/2006 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the third quarter of 2006.
Revenue for the third quarter of 2006 increased 31.8% to $397.1 million, compared to $301.3 million in the third quarter of 2005. However, this represents a sequential decline of 5.0% compared to the second quarter of 2006. On a US GAAP basis, net income for the third quarter of 2006 was $18.5 million or $0.09 per diluted ADS, compared to a net loss of $(1.0) million or a loss of $(0.01) per diluted ADS in the third quarter of 2005. US GAAP results for the third quarter of 2006 include $8.8 million in special items and costs associated with the merger of STATS and ChipPAC. US GAAP results for the third quarter of 2005 include $14.0 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the special items and including certain adjustments, non-GAAP adjusted net income for the third quarter of 2006 was $27.3 million or $0.13 per diluted ADS, compared to a non-GAAP adjusted net income of $13.0 million or $0.06 per diluted ADS in the third quarter of 2005. Results for the third quarter of 2006 include approximately $3.4 million in share-based compensation expenses as required under SFAS 123(R).
Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC said, “The operating environment was challenging in the third quarter as a small group of our customers in the communications segment took aggressive measures to adjust their inventory levels downward. Even though we did see some improvement from our consumer and multi-applications customers, this was not enough to offset the weakness in our communications segment. As a result, our revenue declined by 5.0% from the prior quarter. However, this quarter’s results still represent strong growth of 31.8% from the same quarter a year ago, and reaffirm that 2006 will be a very strong growth year for us.
Despite the challenging operating environment, we maintained our profitability on a US GAAP basis compared to the prior quarter. We believe this demonstrates the resiliency of our business model post merger.
On a year-over-year comparison, our growth in revenue, gross margin and profitability shows that our emphasis on profitable growth and capital discipline has continued to benefit our company. Our cost savings activities, including reducing our labor force at the beginning of the quarter, also contributed to our ability to maintain our margins and profitability.”

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Michael G. Potter, Chief Financial Officer of STATS ChipPAC said, “We achieved record net income on a GAAP basis in the third quarter of 2006, with results in-line with prior guidance. We benefited from lower merger-related amortization expense, the workforce reduction announced last quarter, and other cost savings activities. We continue to take a disciplined approach to capital spending and drive costs down across our organization. We improved our cash position in the third quarter and given our strong cash position and lower requirements for capital expenditures, we repurchased the entire $50.0 million aggregate principal amount of our 8.0% Convertible Subordinated Notes due 2011 on October 16, 2006. We will be looking for opportunities to reduce our debt and improve our capital structure in the future.”
Outlook
Tan Lay Koon commented, “We remain positive in our long-term outlook given our balanced product portfolio and geographic diversity, combined with good traction in new customer programs. We will continue executing our business strategy that is focused on margin improvement, free cash flow generation and technology leadership. We expect 2006 to be a record year for us in both revenue and profitability. Based on current customer forecasts, we expect revenue in the fourth quarter of 2006 to be approximately $401.0 million to $421.0 million or 1% to 6% higher than the third quarter of 2006, with US GAAP net income in the range of $19.0 million to $26.0 million, which represents US GAAP net income per diluted ADS of $0.09 to $0.12, including the impact of $0.02 per ADS for the expensing of share-based compensation. Non-GAAP adjusted net income is expected to be in the range of $22.0 million to $29.0 million or in the range of $0.10 to $0.13 per diluted ADS, including the impact of $0.02 per ADS for the expensing of share-based compensation. Non-GAAP adjusted net income is calculated without the effect of certain merger and integration expenses and purchase accounting adjustments.”
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on Thursday, October 26, 2006. This will be 8:00 p.m. on Wednesday, October 25, in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.
The call may be accessed by dialing +1-201-689-8560. A replay of the call will be available 2 hours after the live call through noon on Thursday, November 2, 2006 (in Singapore) or 11:00 pm on Wednesday, November 1, 2006 (in New York) at www.statschippac.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 215896.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and packaging services; continued success in technological innovations; availability of financing; delays in acquiring or installing new equipment; our substantial level of indebtedness; potential impairment charges; ability to develop and protect our intellectual property; intellectual property rights disputes and litigation; capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings (Private) Limited (Temasek Holdings) that may result in conflicting interests with Temasek Holdings and our affiliates; our ability to successfully integrate the operations of former STATS and ChipPAC and their employees; labor union problems in South Korea; uncertainties of conducting business in China; unsuccessful acquisitions and investments in other companies and businesses; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated February 28, 2006. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Since the beginning of fiscal 2005, we employed quarterly and fiscal year reporting periods that end on the Sunday nearest to the end of each calendar quarter or calendar year, as the case may be. Our third quarter of 2006 ended on September 24, 2006, while our third quarter of 2005 ended on September 25, 2005. References to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America and references to “$” are to the lawful currency of the United States of America.

Singapore Contact:

Bryan Ong
Investor Relations
Tel: (65) 6824 7477, Fax: (65) 6720 7826
email: bryan.ong@statschippac.com

US Contacts:

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652	Tel: (208) 939 3104, Fax: (208) 939 4817
email: drew.davies@statschippac.com	email: lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel: (646) 536 7006
email: dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006

Net revenues	$301,298	$397,109	$799,790	$1,200,951
Cost of revenues (1)	(250,588)	(318,185)	(688,877)	(958,628)

Gross profit	50,710	78,924	110,913	242,323

Operating expenses:
Selling, general and administrative (2)	34,034	30,707	100,041	110,332
Research and development (3)	6,243	7,632	18,721	22,514
Restructuring charges (4)	—	1,938	830	1,938

Total operating expenses	40,277	40,277	119,592	134,784

Operating income (loss)	10,433	38,647	(8,679)	107,539

Other income (expenses), net (5)	(8,041)	(10,808)	(27,478)	(30,813)

Income (loss) before income taxes	2,392	27,839	(36,157)	76,726
Income tax expense (6)	(1,247)	(7,137)	(3,545)	(20,266)

Income (loss) before minority interest	1,145	20,702	(39,702)	56,460
Minority interest	(2,156)	(2,205)	(3,491)	(7,927)

Net income (loss)	$(1,011)	$18,497	$(43,193)	$48,533

Net income (loss) per ordinary share:
Basic	$(0.00)	$0.01	$(0.02)	$0.02
Diluted	$(0.00)	$0.01	$(0.02)	$0.02

Net income (loss) per ADS:
Basic	$(0.01)	$0.09	$(0.22)	$0.24
Diluted	$(0.01)	$0.09	$(0.22)	$0.23

Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,968,330	1,993,778	1,957,175	1,987,707
Diluted	1,968,330	2,161,980	1,957,175	2,158,626

ADS (in thousands) used in per ADS calculation:
Basic	196,833	199,378	195,717	198,771
Diluted	196,833	216,198	195,717	215,863

Key Ratios and Information:
Gross Margin	16.8%	19.9%	13.9%	20.2%
Operating Expenses as a % of Revenue	13.3%	10.2%	15.0%	11.2%
Operating Margin	3.5%	9.7%	-1.1%	9.0%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$64,593	$62,595	$189,862	$204,151
Capital Expenditures	$101,431	$49,169	$171,970	$294,476

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,387	$—	$4,530
Selling, general and administrative	—	1,651	—	4,884
Research and development	—	396	—	1,248

	$—	$3,434	$—	$10,662

Certain reclassifications have been made to prior period amounts to conform with classifications used in the current periods.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Listed below are the items included in net income (loss) that management excludes in computing the non-GAAP financial measures. See Statement of Reconciliation of US GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) and notes to the reconciliation.

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
(1) Cost of revenues
Merger and integration related expenses	$76	$262	$206	$517

(2) Selling, general and administrative
Merger and integration related expenses	$361	$84	$1,295	$645
Purchase accounting items	12,687	4,412	38,061	29,786

	$13,048	$4,496	$39,356	$30,431

(3) Research and development
Merger and integration related expenses	$54	$23	$173	$238
Purchase accounting items	800	800	2,400	2,400

	$854	$823	$2,573	$2,638

(4) Restructuring charges
Severance payment expenses	$—	$1,938	$830	$1,938

(5) Other income (expenses), net
Write-off of capitalized debt issuance cost	$—	$—	$1,654	$—

(6) Income tax expense
Purchase price adjustment on tax	$—	$1,315	$1,003	$5,065

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Reconciliation of US GAAP Net Income (Loss) to
Non-GAAP Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)
Use of Non-GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a US GAAP basis, STATS ChipPAC uses a non-GAAP conforming measure of net income (loss), that is US GAAP net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-GAAP adjusted measure of net income (loss) and non-GAAP net income (loss) per ordinary share/ADS are among the primary indicators management use for the following purposes:
•	As a basis for our planning and forecasting future periods;
•	Managing and benchmarking performance internally across our business and externally against our peers;
•	Determining a portion of bonus compensation for executive officers and certain other key employees;
•	Calculating return on investment for development programs and growth initiatives;
•	Comparing performance with internal forecasts and targeted business models; and
•	Evaluating and valuing potential acquisition candidates.
We believe these non-GAAP measures are useful to investors in enabling them to perform additional analysis of past, present and future operating performance and as a supplemental means to evaluate our core operating results. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
US GAAP net income (loss)	$(1,011)	$18,497	$(43,193)	$48,533

Special items
Merger and integration related expenses (1)
Cost of revenues	76	262	206	517
Selling, general and administrative	361	84	1,295	645
Research and development	54	23	173	238
Restructuring charges (2)	—	1,938	830	1,938
Purchase accounting items (3)
Selling, general and administrative	12,687	4,412	38,061	29,786
Research and development	800	800	2,400	2,400
Write-off of capitalized debt issuance cost (4)	—	—	1,654	—
Purchase price adjustment on tax (5)	—	1,315	1,003	5,065

Total special items	13,978	8,834	45,622	40,589

Non-GAAP adjusted net income	$12,967	$27,331	$2,429	$89,122

US GAAP net income (loss) per ordinary share (basic)	$(0.00)	$0.01	$(0.02)	$0.02
Adjustments for special items detailed above	0.01	0.00	0.02	0.02

Non-GAAP net income per ordinary share (basic)	$0.01	$0.01	$0.00	$0.04

US GAAP net income (loss) per ordinary share (diluted)	$(0.00)	$0.01	$(0.02)	$0.02
Adjustments for special items detailed above	0.01	0.00	0.02	0.02

Non-GAAP net income per ordinary share (diluted)	$0.01	$0.01	$0.00	$0.04

US GAAP net income (loss) per ADS (basic)	$(0.01)	$0.09	$(0.22)	$0.24
Adjustments for special items detailed above	0.08	0.05	0.23	0.21

Non-GAAP net income per ADS (basic)	$0.07	$0.14	$0.01	$0.45

US GAAP net income (loss) per ADS (diluted)	$(0.01)	$0.09	$(0.22)	$0.23
Adjustments for special items detailed above	0.07	0.04	0.23	0.19

Non-GAAP net income per ADS (diluted)	$0.06	$0.13	$0.01	$0.42

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

	Three Months Ended		Nine Months Ended
	September 25,	September 24,	September 25,	September 24,
	2005	2006	2005	2006
US GAAP ordinary shares (in thousands) used in per ordinary share calculation (diluted)	1,968,330	2,161,980	1,957,175	2,158,626
Non-GAAP adjustments	174,420	—	14,145	43,674

Non-GAAP ordinary shares (in thousands) used in per ordinary share calculation (diluted)	2,142,750	2,161,980	1,971,320	2,202,300

US GAAP ADS (in thousands) used in per ADS calculation (diluted)	196,833	216,198	195,717	215,863
Non-GAAP adjustments	17,442	—	1,415	4,367

Non-GAAP ADS (in thousands) used in per ADS calculation (diluted)	214,275	216,198	197,132	220,230

Key Ratios and Information:
Gross Margin	16.9%	19.9%	13.9%	20.2%
Operating Expenses as a % of Revenue	8.8%	8.3%	9.6%	8.3%
Operating Margin	8.1%	11.6%	4.3%	11.9%

Depreciation & Amortization, including Amortization of Debt Issuance Costs	$51,106	$57,383	$149,901	$171,965
Capital Expenditures	$101,431	$49,169	$171,970	$294,476

Share-based compensation expense included under SFAS 123(R) were as follows:
Cost of revenues	$—	$1,387	$—	$4,530
Selling, general and administrative	—	1,651	—	4,884
Research and development	—	396	—	1,248

	$—	$3,434	$—	$10,662

Non-GAAP financial measures are intended to present the Company’s operating results, excluding special items. The special items excluded for the three and nine months ended September 25, 2005 and September 24, 2006 were:
(1) We incurred direct merger and integration expenses in both our cost of revenues and operating expenses in the three and nine months ended September 25, 2005 and September 24, 2006. These legal, professional and other expenses including retention programs are temporary in nature and relate to the merger and not our ongoing business.
(2) In order to more closely align expenses with revenues, the Company reduced headcount by 88 employees in the Singapore and the United States facilities in the three months ended March 27, 2005 and by 556 employees in Singapore during the three months ended September 24, 2006. This reduction of headcount resulted in a charge of $0.8M and $1.9M for severance payments in the three months ended March 27, 2005 and September 24, 2006, respectively.
(3) As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $1.5M and $4.7M lower in the three and nine months ended September 24, 2006 and $1.6M and $6.1M lower in the three and nine months ended September 25, 2005 than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the assets value used in production, no adjustment was made for this item.
(4) As a result of the repurchase of $26.1M and the redemption of the put of $125.9M of our 1.75% convertible notes due 2007, we incurred write-off charges on our capitalized debt issuance costs in the three months ended March 27, 2005.
(5) Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during three and nine months ended September 25, 2005 and September 24, 2006 due to expected foreign operating income results, including currency fluctuations, resulting in the release of ChipPAC acquisition date valuation allowances.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 25,	September 24,
	2005	2006
		(Unaudited)
ASSETS
Current assets:
Cash, cash equivalents and marketable securities	$242,368	$206,835
Accounts receivable, net	240,990	253,983
Inventories	79,483	108,772
Other current assets *	44,873	43,318

Total current assets	607,714	612,908

Marketable securities	17,803	15,268
Property, plant and equipment, net	1,107,031	1,201,185
Investment in equity investee	—	10,257
Goodwill and intangible assets	595,405	564,903
Other non-current assets *	65,429	72,142

Total assets	$2,393,382	$2,476,663

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$215,483	$189,712
Other current liabilities	99,229	113,097
Short-term debts	42,633	77,950

Total current liabilities	357,345	380,759
Long-term debts	779,105	751,889
Other non-current liabilities	66,611	75,104

Total liabilities	1,203,061	1,207,752

Minority interest	48,669	55,337

Shareholders’ equity	1,141,652	1,213,574

Total liabilities and shareholders’ equity	$2,393,382	$2,476,663

* Include $nil and $1.1M of current and non-current restricted cash as of September 24, 2006 and $0.4M and $2.2M as of December 25, 2005, respectively.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

STATS ChipPAC Ltd.
Other Supplemental Information
(Unaudited)

	3Q 2005	2Q 2006	3Q 2006
Net Revenues by Product Line
Packaging — array	51.3%	55.3%	54.3%
Packaging — leaded	21.2%	18.4%	19.3%
Test and other services	27.5%	26.3%	26.4%

	100.0%	100.0%	100.0%

Net Revenues by End User Market
Communications	56.5%	57.3%	56.9%
Personal Computers	18.3%	19.1%	18.0%
Consumer, Multi-applications and Others	25.2%	23.6%	25.1%

	100.0%	100.0%	100.0%

Net Revenues by Region
United States of America	75.9%	72.3%	73.0%
Europe	2.0%	2.9%	2.6%
Asia	22.1%	24.8%	24.4%

	100.0%	100.0%	100.0%

Number of Testers	892	996	1,002
Number of Wirebonders	3,292	3,801	3,801

Overall Equipment Utilization Rate	75%	77%	75%

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com